

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2011

Frederick J. Barrett
Chairman and Chief Executive Officer
Bill Barrett Corporation
1099 18th Street, Suite 2300
Denver, Colorado 80202

      Re: Bill Barrett Corporation
               Form 10-K for Fiscal Year Ended December 31, 2009
               Filed February 23, 2010
               File No. 1-32367

Dear Mr. Barrett:

      We have completed our review of your filings and do not have any further comments at this time.

               Sincerely,

               H. Roger Schwall
               Assistant Director